Exhibit 99.1

For Immediate Release	9 September 2003

CADBURY SCHWEPPES AND NEW YORK CITY
JOIN FORCES ON DRINKS IN SCHOOLS

New York City Mayor Michael Bloomberg, today announced that all New York City schools will sell exclusively Cadbury Schweppes’ range Snapple fruit juices and water in vending machines. This follows a decision by New York City to make available healthier beverage choices.

This five-year deal is the first in a new initiative by New York City to work with corporate partners in innovative ways to market the City and fund some of the improvements it needs.

As part of the deal Cadbury Schweppes will provide the City with investment to support its school playgrounds, sports and physical activity programmes. Snapple will also redirect some of its marketing spend to promote New York City good-living messages.

Mayor Bloomberg said, “Today Snapple shines as a pioneer.” Deputy Mayor Doctoroff added “This partnership fulfils my promise to seek citywide marketing relationships with private companies to deliver additional revenue and resources for the City.”

Todd Stitzer, CEO of Cadbury Schweppes says, “Cadbury Schweppes has a history of partnering with governmental and charitable organisations to support social, educational and health initiatives across the globe. With this arrangement we are delighted that we can support worthy causes, while helping deliver value to our shareholders.”

Todd Stitzer continues, “We are committed to ensuring our products are consumed sensibly as part of a healthy life style by both children and adults alike. Being able to encourage children to drink natural juices and water at school, while also supporting greater participation in school sport and physical exercise is something to which we are very committed.”

New York City will use the money to create innovative awareness programmes and educational materials designed to educate students, parents and teachers on the benefits of physical activity and a healthy diet. Funds will be allotted to new equipment, coaches, training, events and other initiatives specifically designed to encourage the 1.1 million students at the City’s 1,225 schools to enjoy physical education both in schools and on weekends. One of these initiatives will involve sponsoring the Public Schools Athletic League. Upgrading sports facilities and playgrounds will also feature as part of the deal.

Snapple will also become the official supplier of iced tea, water and chocolate drink for vending and eventually the other City run outlets.

Cadbury Schweppes won the contract in competition with Coca-Cola and PepsiCo.

Cadbury Schweppes has a clear code of conduct for vending in schools. Before agreeing to vend in a school each case is assessed against commercial and social responsibility criteria. In addition, we only consider supplying vending machines with the full agreement and support of the school/organisation involved. The decision on what products to sell rests with the organisation concerned, however healthier options are a critical part of any Cadbury Schweppes proposal when vending in schools.

In the UK where vending does operate it is often in response to the school seeking to contain its pupils within the school boundaries for safety and community reasons.

Cadbury Schweppes major beverages market is the US, the largest soft drinks market in the world.

Ends

For further information call: 020 7830 5155
Andraea Dawson-Shepherd: 07970 885 896
Sarah Pelling: 020 7830 5036

High-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 (0)20 7608 1000.

Notes to Editors:
1.	Cadbury Schweppes is a major global company that manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett – are enjoyed in over 200 countries across the world. With the acquisition of Adams and its brands – Halls, Trident, Dentyne and Bubbas bubblegum range – the group now employs around 55,000 people and is the world’s largest confectionery company. It is also number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company.
2.	Snapple was a brand born in New York over 30 years ago. The product provides natural fruit juices, teas and water without preservatives and carbonation and only natural flavours. As part of the deal Snapple will create new products such as !00% Juiced which will be full of vitamins and calcium Snapple, in cooperation with the New York City Department of Education and Department of Health, will develop new products that meet the City’s strict nutrition guidelines. Snapple’s new product line “100% Juiced!” will include four flavours, Green Apple, Orange Mango, Grape and Fruit Punch, with Vitamins A, C, D and Calcium.

3.	New York City Marketing Development Corporation (NYC Marketing), was set up in July 2003, to manage all the City’s marketing assets and intellectual properties. NYC Marketing is the City’s exclusive agency in matters of media, marketing, advertising, sponsorship, licensing and other commercial marketing initiatives. NYC Marketing’s revenues and resources generated from its efforts are distributed among agencies and towards the City’s overall marketing campaign to grow jobs and tourism. The mission of the Department of Education’s Office of Strategic Partnerships is to build financial support for the entire school system and increase corporate and community participation and volunteering in local schools.